FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
GLOBEX UTILIDADES S.A.
Publicly-held Company	Publicly-held Company
CNPJ/MF No. 47.508.411/0001-56	CNPJ/MF No. 33.041.260/0652-90

CASA BAHIA COMERCIAL LTDA.
CNPJ/MF No. 59.291.534/0001-67

NOTICE OF MATERIAL FACT

The management teams of Companhia Brasileira de Distribuição (“CBD”), Globex Utilidades S.A. (“Globex”) and Casa Bahia Comercial Ltda. (“Casa Bahia”), in compliance with paragraph fourth of Article 157 of Law No. 6,404/76 (Brazilian Corporations Law) and Rule No. 358/02 from the Brazilian Securities Commission (CVM), hereby inform to its shareholders and the market that on December 4th, 2009, CBD, acting through its subsidiary, Mandala Empreendimentos e Participações S.A. (“Mandala”), and the controlling partners of Casa Bahia entered into a Joint Venture Agreement (in Portuguese, Acordo de Associação) (the “Agreement”) pursuant to which have been provided the terms and conditions that shall rule the joint venture between Globex and Casa Bahia for integrating their retail of durable goods, as well as unite their durable goods e-commerce activities at present carried by Globex, Casa Bahia and CBD (“Joint Venture”).

I. Joint-Venture Structure.

As provided for in the Agreement, the implementation of the Joint-Venture shall in a summarized fashion follow the steps and transactions described hereunder:

1. Integration of the Retail Businesses.

1.1 CBD shall transfer to Globex at R$120,000,000.00 all commercial establishments where retail activities of durable goods are currently conducted (“Extra-Eletro Stores”), except for the retail activities of durable goods nowadays carried by CBD inside supermarkets which shall not be comprised by the Joint Venture.

1.2 Casa Bahia shall incorporate a new company (“Nova Casa Bahia”) by injection into such company’s capital, at book value, certain operational assets and liabilities, including employees, intellectual property rights of Casa Bahia and a net debt of approximately R$ 950,000,000.00 all of which are related to the business of the Joint Venture (“Transferred Assets and Liabilities”). The following items shall not be comprehended by the concept of Transferred Assets and Liabilities (i) all real estate owned by Casa Bahia, (ii) the interest held by Casa Bahia in Indústria de Móveis Bartira Ltda. equal to 75% of said company’s capital, (iii) the interest held in non-operational companies, (iv) the aircrafts and hangars, (v) a portion of its credit portfolio in the amount of R$ 1,067,273,000.00, and (vi) certain liabilities and provisions identified by the parties. Each of such parties shall remain liable for the liabilities related to its respective businesses arising from acts and facts prior to the implementation of the Joint Venture, having provided one another with guarantees in respect of the fulfillment of the indemnification obligations.

1.3 Following the transference of the Transferred Assets and Liabilities, the parties shall have the integrality of Nova Casa Bahia’s capital injected into Globex through a merger of the shares issued by Nova Casa Bahia into Globex, or other structure the parties may mutually agree upon and deem to be more efficient at the time. Globex shall remain as a publicly-held company with its securities negotiated within BM&FBOVESPA.

1.4 CBD, through its subsidiary Mandala, shall proceed with the public offer of shares set forth in Article 254-A of Law No. 6,404/76 and Rule No. 361/02 of the Brazilian Securities Commission mandatory by virtue of the acquisition of the controlling stake of Globex (“Offer”).

1.5 Once the retail businesses of Globex and Casa Bahia have been united, CBD shall hold a total and voting interest in Globex corresponding to 50% of the voting capital plus one ordinary share, while Casa Bahia shall hold 47.8429% of ordinary shares and 2.2186% of preferred shares, the latter which will be either convertible into ordinary shares or redeemed depending on the results of the Offer.

1.5.1 The intention of the parties is that Casa Bahia reaches an interest of 49% of the voting capital of Globex. Depending on the acceptance of the Offer among the minority shareholders, for each 100 shares of Globex that Mandala purchases under the Offer, Casa Bahia shall convert 105 preferred shares into ordinary ones of Globex. In case there are still preferred shares left unconverted after the liquidation of the Offer, Globex shall redeem said shares for the same price they have been issued.

1.6 Simultaneously to the transference of the Transferred Assets and Liabilities, the partners of Casa Bahia shall cause Casa Bahia and Nova Casa Bahia to enter into leasing agreements in relation to all operational real estate whether owned by Casa Bahia and/or its partners and/or their first degree relatives, which are to be occupied by Nova Casa Bahia toward conducting the activities of the Joint Venture, and assignment agreements or subleasing agreements of such other real estate that Casa Bahia leases from third parties.

1.7 As regards Indústria de Móveis Bartira Ltda. (“Bartira”), a Furniture Supply Agreement shall be executed in order to provide for an exclusive and on-demand supply of furniture to Globex and Nova Casa Bahia for a 3-year period. Nova Casa Bahia shall have 25% of the capital of Bartira solely for the purposes of safekeeping its rights under the aforesaid supply agreement.

II. Integration of the E-Commerce Businesses.

The Joint Venture also aims to unite, in one or more companies, the e-commerce of durable goods currently pertaining to Globex, Casa Bahia and CBD (collectively, “Nova PontoCom”). The transference of such e-commerce businesses shall be made by means of one transaction or a series thereof to be implemented by the parties in accordance with the structure deemed more efficient by the parties. As a result of the integration of the e-commerce businesses pursuant to the terms abovementioned, Casa Bahia shall hold an interest in Nova PontoCom of 17% of the capital of the company.

III. Joint Venture Implementation Schedule.

Globex, Casa Bahia and CBD expect that the Joint Venture will be implemented in 120 days counted from the date hereof. The integration of the retail businesses and e-commerce businesses shall take place simultaneously (“Joint Venture Implementation”).

IV. Globex’s Governance.

1. Shareholders’ Agreement. At the conclusion of the integration of the retail businesses and e-commerce businesses, CBD and Casa Bahia shall sign a shareholders’ agreement in relation to their shares in Globex valid for a period of six years, setting out provisions as to certain shareholders’ rights in connection with the governance of the company (“Shareholders’ Agreement”).

2. Board of Directors. CBD shall be entitled to appoint the majority of the members of the Board of Directors of Globex and Casa Bahia shall be able to appoint a number of such members according to its interest in the company. The Chairman of the Board of Directors shall be Mr. Michael Klein as appointed by CBD.

3. Officers. For the first two years of office, the Board of Directors shall appoint the officers of Globex as follows: (i) Raphael Klein as Chief Executive Officer, (ii) Jorge Herzog as Vice-Chief Executive Officer, and (iii) Roberto Fulcherberger as Vice-Chief Executive Officer. Until the first meeting of the Board of Directors counted as of the execution of the Shareholders’ Agreement, CBD shall name the professional who will act as Chief Financial Officer and Investors’ Relations Officer, notwithstanding other names it may deem fit to be appointed as officers of Globex.

4. Shares Disposal Covenants. During the first twelve months counted from the Joint Venture Implementation, Casa Bahia cannot dispose of any of its Globex shares. From the 13th month through the end of the 47th month following the Joint Venture Implementation, Casa Bahia may dispose, in an organized fashion, of up to 28.5% of its Globex shares and, from the 48th month onward Casa Bahia may dispose of its Globex shares, provided, however, that it shall retain an interest equal to at least 50% of its stake in Globex at the execution of the Shareholders’ Agreement. Throughout the first 24 months counted from the Joint Venture Implementation, CBD shall not dispose of any its Globex shares.

V. Transition and Conduction of Businesses.

The Joint Venture is grounded on Globex, CBD and Casa Bahia conducting its retail and e-commerce activities, from the execution of the Agreement through the conclusion of the transactions described therein, in accordance with past practices compatible with the ordinary course of business, including: (i) maintenance of the current corporate organizational structure, (ii) maintenance of the executives and key employees of the companies involved in the Joint Venture, and (iii) maintenance of the relationship with key suppliers, distributors, leasers, creditors and other market agents that have a material commercial relationship with the companies involved in the Joint Venture.

VI. Condition Precedent.

The validity and enforceability of the Agreement is conditioned upon the approval by the General Shareholders’ Meeting of CBD that shall be called for January 11th, 2010.

VII. Governmental Approvals.

The Joint Venture shall be submitted to the approval of the Brazilian anti-trust authorities.

VIII. Benefits of the Joint Venture.

The Joint Venture will allow the companies to synergize and offer benefits to consumers which will create a larger variety of products, better service and easier access to credit.

After the Joint Venture, Globex and Casa Bahia will total 1,015 stores in 18 Brazilian states and Federal District, 68,000 members and a gross revenue (2008-based) of R$ 18.5 billion.

The Pão de Açúcar Group will have 1,807 stores, including supermarket stores, gas stations and drugstores, with a revenue (2008-based) of approximately R$ 40 billion and more than 137,000 employees – the largest private employer in Brazil.

CBD, Globex and Casa Bahia will keep its shareholders and the market duly updated on the implementation of the Joint Venture.

São Paulo, December 4th, 2009.

Companhia Brasileira de Distribuição
Daniel Sabbag
Investors’ Relations Officer

Globex Utilidades S.A.
Orivaldo Padilha
Investors’ Relations Officer

Casa Bahia Comercial Ltda.
Michael Klein
Manager

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 4, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.